Form 40-F
period 2021-12-31
Ero Copper Corp.
filed 2022-03-11
CIK 1853860

.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
Commission File Number 001-40459

ERO COPPER CORP.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	1000	N/A
(Province or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification No.)

625 Howe Street, Suite 1050
Vancouver, British Columbia
V6C 2T6
(604) 449-9236
(Address and telephone number of registrant’s principal executive offices)
CT Corporation System
28 Liberty Street
New York, NY 10005
(212) 894-8940
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s):	Name of Each Exchange On Which Registered:
Common Shares, no par value	ERO	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
For annual reports, indicate by check mark the information filed with this form:

☒	Annual Information Form	☒	Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 90,204,378 common shares were outstanding as at December 31, 2021.
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
☒  Yes             No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
☒  Yes              No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☐

FORWARD LOOKING STATEMENTS
This Annual Report of Ero Copper Corp. (the “Company”) on Form 40-F, including the exhibits hereto (collectively, the “Annual Report”), includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). The disclosure provided under “Cautionary Note Regarding Forward Looking Statements” on pages 3 through 5 of the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), attached hereto as Exhibit 99.1, is incorporated by reference herein. Forward-looking information contained in, or incorporated by reference into, this Annual Report are made as of the date of this Annual Report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.
RESOURCE AND RESERVE ESTIMATES
This Annual Report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC” or the “Commission”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this Annual Report, the documents attached hereto and the documents incorporated by reference herein, may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.
DISCLOSURE CONTROLS AND PROCEDURES
A.Evaluation of disclosure controls and procedures.
Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed by the Company in reports that it files or submits to the Commission under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to allow for timely decisions regarding required disclosure.
At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, inquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures were effective.
B.Management’s report on internal control over financial reporting and attestation report of the registered public accounting firm.
This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.
C.Changes in internal control over financial reporting.
During the period covered by this Annual Report, no change occurred in the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Given the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
IDENTIFICATION OF THE AUDIT COMMITTEE AND FINANCIAL EXPERT
The Company has a separately-designed standing audit committee (the “Audit Committee”) in accordance with section 3(a)(58)(A) of the Exchange Act. As at December 31, 2021 and the date of the Annual Report, the Audit Committee consists of Matthew Wubs (Chair), Lyle Braaten, Chantal Gosselin and John Wright, all of whom are independent under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”).
The Company’s board of directors (the “Board”) has determined that Mr. Wubs is an “audit committee financial expert” within the meaning of the Commission’s rules. The Commission has indicated that the designation of Mr. Wubs as an audit committee financial expert does not make him an “expert” for any purpose, does not impose on him any duties, obligations or liability that are greater than those imposed on Mr. Wubs as a member of the Audit Committee and the Board in the absence of such designation, and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
The Audit Committee’s mandate sets out its responsibilities and duties, qualifications for membership, procedures for committee appointment and reporting to the Board. A copy of the current mandate is attached to the AIF as Appendix A (see Exhibit 99.1) and is available on the Company’s website at www.erocopper.com.
CODE OF CONDUCT
The Company has adopted a Code of Business Conduct and Ethics (the "Code of Ethics") that applies to its officers and employees, including the CEO, CFO, principal accounting officer or controller and persons performing similar functions. A copy of the Code of Ethics is available on the Company’s website at www.erocopper.com.
During the financial year ended December 31, 2021, no waivers of the Code of Ethics were granted and the Company did not make any amendments to its Code of Ethics. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Company’s website at www.erocopper.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada, Audit Firm ID: 85 (“KPMG”) acted as the independent external auditor of the Company for the financial year ended December 31, 2021.
The information provided under the heading “Audit Committee” on pages 108 through 110 of the AIF (see Exhibit 99.1) is incorporated by reference herein. See page 110 of the AIF for the total amount billed to the Company by KPMG for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees, and other fees) in U.S. dollars. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations and Commitments” on page 16 of Management's Discussion & Analysis for the financial year ended December 31, 2021, attached hereto as Exhibit 99.2, is incorporated by reference herein.
CORPORATE GOVERNANCE PRACTICES
There are certain differences between the corporate governance practices applicable to the Company and those applicable to U.S. companies under NYSE listing standards. A summary of the significant differences can be found on the Company's website at www.erocopper.com.
UNDERTAKINGS
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS
The Company has previously filed with the Commission a written consent to service of process and power of attorney on Form F-X. Any change to the name or address of the Company’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Company.

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Registration Statement.

Exhibit Number	Documents
Annual Information
99.1	Annual Information Form for the year ended December 31, 2021
99.2	Management’s Discussion and Analysis for the year ended December 31, 2021
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2021 and 2020
Certifications
99.4	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of KPMG LLP
99.9	Consent of Porfirio Cabaleiro Rodriguez, FAIG
99.10	Consent of Paulo Roberto Bergmann, FAusIMM
99.11	Consent of Bernardo Horta de Cerqueira Viana, MAIG
99.12	Consent of Fábio Valério Câmara Xavier, MAIG
99.13	Consent of Dr. Augusto Ferreira Mendonça, RM SME
99.14	Consent of Dr. Beck (Alizeibek) Nader, FAIG
99.15	Consent of Leonardo de Moraes Soares, MAIG
99.16	Consent of Kevin Murray, P. Eng.
99.17	Consent of Erin L. Patterson, P.E.
99.18	Consent of Scott C. Elfen, P.E.
99.19	Consent of Carlos Guzmán, FAusIMM RM CMC
99.20	Consent of Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission)

101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERO Copper Corp.

	By:	/s/ Deepk Hundal
Name: Deepk Hundal
Title: SVP, General Counsel and Corporate Secretary
Date: March 11, 2022