Form 40-F
period 2022-12-31
Ero Copper Corp.
filed 2023-03-08
CIK 1853860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2022
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

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the annual report: 92,182,633 common shares were outstanding as at December 31, 2022.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒

FORWARD LOOKING STATEMENTS
This Annual Report of Ero Copper Corp. (the “Company”) on Form 40-F, including the exhibits hereto (collectively, the “Annual Report”), includes certain statements that constitute “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). The disclosure provided under “Cautionary Note Regarding Forward Looking Statements” on pages 3 through 5 of the Company’s Annual Information Form for the year ended December 31, 2022 (the “AIF”), attached hereto as Exhibit 99.1, is incorporated by reference herein. Forward-looking information contained in, or incorporated by reference into, this Annual Report are made as of the date of this Annual Report and the Company disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.
RESOURCE AND RESERVE ESTIMATES
The disclosure provided under “Cautionary Note Regarding Mineral Resource and Mineral Reserve Estimates” on page 7 of the AIF, attached hereto as Exhibit 99.1, is incorporated by reference herein.
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
At the end of the period covered by this Annual Report, an evaluation was carried out under the supervision of and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act). The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company's disclosure controls and procedures were effective. The disclosure provided under “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” on page 31 of Management's Discussion & Analysis for the financial year ended December 31, 2022, attached hereto as Exhibit 99.2, is incorporated by reference.
B.Management’s annual report on internal control over financial reporting.
The disclosure provided under “Disclosure Controls and Procedures and Internal Control Over Financial Reporting” on page 31 of Management's Discussion & Analysis for the financial year ended December 31, 2022, attached hereto as Exhibit 99.2, is incorporated by reference.
C.Attestation Report of the Independent Registered Public Accounting Firm
KPMG LLP, Chartered Professional Accountants, Vancouver, British Columbia, Canada, Audit Firm ID: 85 (“KPMG”) acted as the independent external auditor of the Company for the financial year ended December 31, 2022. The attestation report of KPMG on management’s assessment of the Company's internal control over financial reporting is included in the “Report of Independent Registered Public Accounting Firm” filed with the Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, attached hereto as Exhibit 99.3, and is incorporated by reference herein.

D.Changes in internal control over financial reporting.
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
IDENTIFICATION OF THE AUDIT COMMITTEE AND FINANCIAL EXPERT
The Company has a separately-designed standing audit committee (the “Audit Committee”) in accordance with section 3(a)(58)(A) of the Exchange Act. As at December 31, 2022 and the date of the Annual Report, the Audit Committee consists of Matthew Wubs (Chair), Jill Angevine, Chantal Gosselin and John Wright, all of whom are independent under the criteria of Rule 10A-3 of the Exchange Act as required by the New York Stock Exchange (the “NYSE”).
The Company’s board of directors (the “Board”) has determined that each of Mr. Wubs and Ms. Angevine is an “audit committee financial expert” within the meaning of the Commission’s rules. The Commission has indicated that the designation of Mr. Wubs and Ms. Angevine as an audit committee financial expert does not make either of them an “expert” for any purpose, does not impose on Mr. Wubs and Ms. Angevine any duties, obligations or liability that are greater than those imposed on either of them as a member of the Audit Committee and the Board in the absence of such designation, and does not affect the duties, obligations or liability of any other member of the Audit Committee or Board.
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
During the financial year ended December 31, 2022, no waivers of the Code of Ethics were granted and the Company did not make any amendments to its Code of Ethics. All amendments to the Code of Ethics, and all waivers of the Code of Ethics with respect to any of the officers covered by it, will be posted on the Company’s website at www.erocopper.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG acted as the independent external auditor of the Company for the financial year ended December 31, 2022.
The information provided under the heading “Audit Committee” on pages 107 through 108 of the AIF (see Exhibit 99.1) is incorporated by reference herein. See page 108 of the AIF for the total amount billed to the Company by KPMG for services performed in the last two fiscal years by category of service (for audit fees, audit-related fees, tax fees, and other fees) in U.S. dollars. No audit-related fees, tax fees or other non-audit fees were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET TRANSACTIONS
The Company does not have any off-balance sheet transactions that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The disclosure provided under “Contractual Obligations and Commitments” on page 19 of Management's Discussion & Analysis for the financial year ended December 31, 2022, attached hereto as Exhibit 99.2, is incorporated by reference herein.
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

EXHIBIT INDEX
The following documents are being filed with the Commission as exhibits to this Registration Statement.

Exhibit Number	Documents
Annual Information
99.1	Annual Information Form for the year ended December 31, 2022
99.2	Management’s Discussion and Analysis for the year ended December 31, 2022
99.3	Audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021
Certifications
99.4	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.5	Certificate of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
99.6	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
99.7	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002
Consents
99.8	Consent of KPMG LLP
99.9	Consent of Porfirio Cabaleiro Rodriguez, FAIG
99.10	Consent of Bernardo Horta de Cerqueira Viana, FAIG
99.11	Consent of Fábio Valério Câmara Xavier, MAIG
99.12	Consent of Ednie Rafael Moreira de Carvalho Fernandes, MAIG
99.13	Consent of Dr. Beck Nader, FAIG
99.14	Consent of Alejandro Sepulveda, Registered Member (No. 0293) (Chilean Mining Commission)
99.15	Consent of Paulo Roberto Bergmann, FAusIMM
99.16	Consent of Leonardo de Moraes Soares, MAIG
99.17	Consent of Kevin Murray, P. Eng.
99.18	Consent of Erin L. Patterson, P.E.
99.19	Consent of Scott C. Elfen, P.E.
99.20	Consent of Carlos Guzmán, FAusIMM RM CMC
99.21	Consent of Emerson Ricardo Re, MSc, MBA, MAusIMM (CP) (No. 305892), Registered Member (No. 0138) (Chilean Mining Commission)

101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Scheme Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Scheme Definition Linkbase
101.LAB	XBRL Taxonomy Extension Scheme Label Linkbase
101.PRE	XBRL Taxonomy Extension Scheme Presentation Linkbase

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ERO COPPER CORP.

/s/ Deepk Hundal
Name:	Deepk Hundal
Title:	SVP, General Counsel and Corporate Secretary

Date: March 7, 2023